NEWS RELEASE

CPS Announces New $100 Million Credit Facility

IRVINE, California, May 14, 2012 (Globe Newswire) – Consumer Portfolio Services, Inc. (Nasdaq: CPSS) (“CPS” or the “Company”) today announced that on May 11, 2012 it entered into a $100 million one-year revolving warehouse credit facility with Citibank N.A.  ("Citi").  Loans under the facility will be secured by automobile receivables that CPS now holds or will purchase from dealers.

“We are pleased to expand our long-term relationship with Citi with the completion of our fourth financing deal since 2007," said Charles E. Bradley, Jr., President and Chief Executive Officer.  “This transaction brings our total warehouse capacity back to $200 million and provides improved flexibility compared to our other facilities.”

About Consumer Portfolio Services, Inc.

Consumer Portfolio Services, Inc. is an independent specialty finance company that provides indirect automobile financing to individuals with past credit problems, low incomes or limited credit histories. We purchase retail installment sales contracts primarily from franchised automobile dealerships secured by late model used vehicles and, to a lesser extent, new vehicles. We fund these contract purchases on a long-term basis primarily through the securitization markets and service the contracts over their lives.

Investor Relations Contact

Robert E. Riedl, Chief Investment Officer 949 753-6800